

July 3, 2014

<u>Via E-mail</u>
Don Klapko
President and Chief Executive Officer
Equal Energy Ltd.
4801 Gaillardia Parkway, Suite 325
Oklahoma City, OK 73142

   Re: Equal Energy Ltd.
     Preliminary Proxy on Schedule 14A
     Filed December 31, 2013
     File No. 1-34759

Dear Mr. Klapko:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ A.N. Parker

         Anne Nguyen Parker
         Branch Chief

cc: <u>Via E-mail</u>
   Daniel M. Miller
   Dorsey & Whitney LLP